Exhibit 99.2


233 NO

111 East Wacker Dr. & 233 North Michigan Ave., Chicago, IL. Combined Square Feet: 2,081,728.



17th Street Plaza, Denver, CO. Square Feet: 672,465.



1735 Market St., Philadelphia, PA. Square Feet: 1,290,678.

CommonWealth REIT

Third Quarter 2012

Supplemental Operating and Financial Data


CWH

All amounts in this report are unaudited.


CWH

TABLE OF CONTENTS

References in this Supplemental Presentation of Operating and Financial Data report to “we”, “us” or “our” refer to CommonWealth REIT and its consolidated subsidiaries, including its majority owned subsidiary, Select Income REIT, and its consolidated subsidiaries, or SIR, unless the context indicates otherwise. References to our wholly owned properties refer to properties owned by us, but exclude properties owned by SIR.


CWH

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE FUTURE OCCUPANCY RATES AT OUR PROPERTIES,
- THE FUTURE RENT RATES WE WILL BE ABLE TO CHARGE AT OUR PROPERTIES,
- THE COSTS WE MAY INCUR TO LEASE SPACE IN OUR PROPERTIES,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE CREDIT QUALITY OF OUR TENANTS,
- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS AND SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR AND SIR'S REVOLVING CREDIT FACILITIES,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY FROM OUR OWNERSHIP INTERESTS IN SIR AND GOVERNMENT PROPERTIES INCOME TRUST, OR GOV,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, NET OPERATING INCOME, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, ADJUSTED EBITDA, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY OR THOSE INDUSTRIES IN WHICH OUR TENANTS OPERATE,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, OUR MANAGER, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.


CWH

FOR EXAMPLE:

- THE CURRENT HIGH UNEMPLOYMENT RATE IN THE U.S. MAY CONTINUE FOR A LONG TIME OR BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES MAY FURTHER REDUCE DEMAND FOR LEASING OFFICE SPACE. IF THE DEMAND FOR LEASING OFFICE SPACE REMAINS OR BECOMES FURTHER DEPRESSED, OCCUPANCY AND FINANCIAL OPERATING RESULTS OF OUR PROPERTIES MAY DECLINE,
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,
- OUR COSTS FOR TENANT IMPROVEMENTS AND LEASING COMMISSIONS MAY CONTINUE AT HIGH RATES OR EVEN INCREASE,
- LOWERING OUR HISTORICAL COMMON SHARE DISTRIBUTION RATE BEGINNING IN THE FOURTH QUARTER OF 2012 MAY ALLOW US TO RETAIN MORE CASH FLOW, ALLOWING US TO MORE AGGRESSIVELY LEASE SPACE AND INCREASE OCCUPANCY AT OUR PROPERTIES. HOWEVER, THERE IS NO GUARANTEE THAT WE WILL BE SUCCESSFUL LEASING SPACE AND NO GUARANTEE THAT OCCUPANCY WILL INCREASE AS A DIRECT OR INDIRECT RESULT OF LOWERING OUR COMMON SHARE DISTRIBUTION RATE OR OTHERWISE,
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS, THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES AND OUR RECEIPT OF DISTRIBUTIONS FROM SIR AND GOV. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES OR PREFERRED SHARES, AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY,
- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR AND SIR'S REVOLVING CREDIT FACILITIES IS SUBJECT TO US AND SIR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CONDITIONS,
- ACTUAL COSTS UNDER OUR AND SIR'S REVOLVING CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A SPREAD BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR AND SIR'S REVOLVING CREDIT FACILITIES,
- INCREASES IN THE MAXIMUM BORROWINGS UNDER OUR AND SIR'S REVOLVING CREDIT FACILITIES AND TERM LOANS ARE SUBJECT TO OUR AND SIR, AS APPLICABLE, OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,
- SIR'S PENDING ACQUISITIONS ARE CONTINGENT UPON COMPLETION OF DILIGENCE AND/OR OTHER CUSTOMARY CONDITIONS. ACCORDINGLY, SOME OR ALL OF THESE ACQUISITIONS MAY BE DELAYED OR MAY NOT OCCUR,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,
- THE DISTRIBUTIONS WE RECEIVE FROM GOV OR SIR MAY DECLINE OR WE MAY BE UNABLE TO SELL OUR GOV OR SIR SHARES FOR AN AMOUNT EQUAL TO OUR CARRYING VALUE OF THOSE SHARES, AND
- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH GOV, SIR, SENIOR HOUSING PROPERTIES TRUST, RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS OR CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR LEASED SPACE, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.


1250 H Street, Washington DC.
Square Feet: 187,684.
CORPORATE INFORMATION

CWH

COMPANY PROFILE

The Company:

CommonWealth REIT is a real estate investment trust, or REIT, which primarily owns office buildings located throughout the United States. The majority of our wholly owned properties are office buildings located in central business districts, or CBDs, and suburban areas of major metropolitan markets. As of September 30, 2012, our wholly owned properties also included 12.3 million square feet of industrial and other space and 1.8 million square feet of office and industrial properties in Australia. As of September 30, 2012, we owned approximately 70.4% of the common shares of Select Income REIT, or SIR, a publicly traded REIT which owns 23.9 million square feet of primarily net leased, single tenant office and industrial properties, including 17.7 million square feet which are primarily leasable industrial and commercial lands on Oahu, Hawaii. Because we own a majority of SIR's common shares, we consolidate SIR's financial position and results of operations in our consolidated financial statements. We have been investment grade rated since 1994, and we are included in a number of financial indices, including the Russell 1000®, the MSCI US REIT Index, the S&P REIT Composite Index and the FTSE NAREIT Composite Index.

Strategy:

Our primary business strategy is to efficiently operate our properties to maintain high occupancies, at market rents, with strong credit quality tenants. We attempt to maintain an investment portfolio that is balanced between “security” and “growth”. The security part of our portfolio includes properties that are long term leased or leased to tenants we believe are likely to renew their occupancy, such as our single tenant triple net leased buildings, our leased lands in Hawaii and our equity ownership of subsidiaries which own such properties. The growth part of our portfolio includes our multi-tenant office buildings primarily located in CBD areas, which we believe may generate higher rents and appreciate in value in the future because of their physical qualities and locations. Although we sometimes sell properties, we generally consider ourselves to be a long term investor, and we are more interested in the long term earnings potential of our properties than selling properties for short term gains.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261

Stock Exchange Listing:

New York Stock Exchange

NYSE Trading Symbols:

Common Stock -- CWH
Preferred Stock Series D -- CWH-PD
Preferred Stock Series E -- CWH-PE
7.50% Senior Notes due 2019 -- CWHN
5.75% Senior Notes due 2042 -- CWHO

Senior Unsecured Debt Ratings:

Moody's -- Baa2
Standard & Poor's -- BBB-

Consolidated Portfolio Data (as of 9/30/2012):

Total properties	526
Total sq. ft. (000s)	76,832
Percent leased	84.5%


CWH

COMPANY PROFILE (continued)

Management:

CWH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of September 30, 2012, RMR managed a large portfolio of publicly owned real estate, including approximately 1,680 properties located in 46 states, Washington, DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 790 employees in its headquarters and regional offices located throughout the U.S. In addition to managing CWH, RMR also manages Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and SIR, our majority owned subsidiary that is a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a healthcare services company which is a tenant of SNH, and TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $22.0 billion as of September 30, 2012. We believe that being managed by RMR is a competitive advantage for CWH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to CWH at costs that are lower than we would have to pay for similar quality services.

Consolidated Portfolio Concentration by Property Type [1][2]:

	9/30/2012 Sq. Ft.	Q3 2012 Rental Income	Q3 2012 NOI
CBD Office	26.5%	48.7%	45.1%
Suburban Office	29.5%	35.1%	34.5%
Industrial & Other	44.0%	16.2%	20.4%
Total	100.0%	100.0%	100.0%

Consolidated Portfolio Concentration by Major Market [1][2]:

	9/30/2012 Sq. Ft.	Q3 2012 Rental Income	Q3 2012 NOI
Metro Chicago, IL	6.3%	13.0%	12.6%
Metro Philadelphia, PA	6.6%	11.5%	10.0%
Oahu, HI	23.2%	7.0%	9.6%
Metro Denver, CO	2.8%	4.2%	4.7%
Metro Washington, DC	2.1%	3.5%	3.8%
Other markets	59.0%	60.8%	59.3%
Total	100.0%	100.0%	100.0%

(1) See Exhibit A for calculation of net operating income, or NOI, and a reconciliation of those amounts to net income determined in accordance with United States generally accepted accounting principles, or GAAP.

(2) We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

INVESTOR INFORMATION

Board of Trustees

Senior Management

Adam D. Portnoy
President

David M. Lepore
Senior Vice President & Chief Operating Officer

John C. Popeo
Treasurer & Chief Financial Officer

Contact Information

Investor Relations

CommonWealth REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 332-3990
(f) (617) 332-2261
(e-mail) info@cwhreit.com
(website) www.cwhreit.com

Inquiries

Financial inquiries should be directed to John C. Popeo, Treasurer & Chief Financial Officer, at (617) 332-3990 or jpopeo@cwhreit.com.

Investor and media inquiries should be directed to Timothy A. Bonang, Vice President, Investor Relations, at (617) 796-8222 or tbonang@cwhreit.com, or Carlynn Finn, Senior Manager, Investor Relations, at (617) 796-8222 or cfinn@cwhreit.com.


CWH

RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(212) 449-6339

Citigroup
Michael Bilerman
(212) 816-1383

JMP Securities
Mitch Germain
(212) 906-3546

RBC Capital Markets
Rich Moore
(440) 715-2646

Stifel Nicolaus
John Guinee
(443) 224-1307

Debt Research Coverage

Bank of America / Merrill Lynch
Thomas Truxillo
(980) 386-5212

Citigroup
Thomas Cook
(212) 723-1112

Credit Suisse
John Giordano
(212) 538-4935

Wells Fargo Securities
Thierry Perrin
(704) 715-8455

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard & Poor's
Susan Madison
(212) 438-4516

CWH is followed by the analysts, and its publicly held debt and preferred shares are rated by, the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding CWH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of CWH or its management. CWH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


JONES DAY
Lakeside

North Point Office Complex, Cleveland, OH.
Square Feet: 873,335.


CWH

KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Shares Outstanding:					
Common shares outstanding (at end of period)	83,804	83,730	83,722	83,722	83,722
Common shares outstanding (at end of period) -- diluted [1]	91,102	91,028	91,020	91,020	91,020
Preferred shares outstanding (at end of period) [1]	26,180	32,180	32,180	32,180	32,180
Weighted average common shares outstanding -- basic	83,745	83,727	83,722	83,722	81,536
Weighted average common shares outstanding -- diluted [1]	91,043	91,025	91,020	91,020	88,834
Common Share Data:					
Price at end of period	$ 14.56	$ 19.12	$ 18.62	$ 16.64	$ 18.97
High during period	$ 19.48	$ 19.25	$ 21.43	$ 19.83	$ 26.50
Low during period	$ 14.27	$ 17.03	$ 16.73	$ 15.79	$ 17.02
Annualized dividends paid per share [2]	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [2]	13.7%	10.5%	10.7%	12.0%	10.5%
Annualized normalized funds from operations (Normalized FFO) multiple (at end of period) [3]	4.4x	5.7x	5.2x	5.5x	5.5x
Cash available for distribution (CAD) multiple (at end of period) [4]	8.7x	10.7x	10.0x	8.7x	9.5x
Selected Balance Sheet Data:					
Total assets	$ 7,946,955	$ 7,798,584	$ 7,713,391	$ 7,447,026	$ 7,458,190
Total liabilities	$ 4,446,831	$ 4,116,458	$ 3,990,361	$ 3,878,509	$ 3,865,893
Gross book value of real estate assets [5]	$ 8,451,506	$ 8,214,087	$ 8,051,174	$ 7,777,249	$ 7,795,073
Equity investments (book value)	$ 178,996	$ 180,237	$ 176,255	$ 177,477	$ 178,652
Total debt / gross book value of real estate assets, plus book value of equity investments [5]	48.1%	45.5%	45.0%	45.0%	44.6%
Book Capitalization:					
Total debt [6]	$ 4,151,036	$ 3,817,861	$ 3,706,234	$ 3,577,331	$ 3,556,535
Plus: total stockholders' equity	3,500,124	3,682,126	3,723,030	3,568,517	3,592,297
Total book capitalization	$ 7,651,160	$ 7,499,987	$ 7,429,264	$ 7,145,848	$ 7,148,832
Total debt [6] / total book capitalization	54.3%	50.9%	49.9%	50.1%	49.7%
Market Capitalization:					
Total debt (book value) [6]	$ 4,151,036	$ 3,817,861	$ 3,706,234	$ 3,577,331	$ 3,556,535
Plus: market value of preferred shares (at end of period)	643,390	786,601	749,575	723,472	783,430
Plus: market value of common shares (at end of period)	1,220,187	1,600,926	1,558,899	1,393,130	1,588,201
Total market capitalization	$ 6,014,613	$ 6,205,388	$ 6,014,708	$ 5,693,933	$ 5,928,166
Total debt [6] / total market capitalization	69.0%	61.5%	61.6%	62.8%	60.0%

[1] As of 9/30/2012, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, funds from operations, or FFO and Normalized FFO and weighted average common shares outstanding.

[2] The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

[3] See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. Normalized FFO multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) annualized Normalized FFO per share for the current quarter.

[4] See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO, and see Exhibit C for a reconciliation of Normalized FFO amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. CAD multiple is calculated as the ratio of (i) the stock price at the end of the period to (ii) the aggregate last four quarters of CAD.

[5] Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

[6] Total debt includes net unamortized premiums and discounts.


CWH

KEY FINANCIAL DATA (continued)

(dollar and share amounts in thousands, except per share data)

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Selected Income Statement Data [1]:					
Rental income	$ 261,661	$ 255,374	$ 251,246	$ 241,552	$ 238,790
NOI [2]	$ 149,084	$ 147,281	$ 147,156	$ 135,124	$ 137,878
Adjusted EBITDA [3]	$ 134,790	$ 134,406	$ 140,199	$ 128,974	$ 134,637
NOI margin [4]	57.0%	57.7%	58.6%	55.9%	57.7%
Net income	$ 22,265	$ 20,586	$ 24,574	$ 14,873	$ 28,535
Net income attributable to CommonWealth REIT [5]	$ 17,618	$ 16,065	$ 23,680	$ 14,873	$ 28,535
Preferred distributions	$ (12,755)	$ (13,823)	$ (13,823)	$ (13,823)	$ (13,823)
Excess redemption price paid over carrying value of preferred shares	$ (4,985)	$ -	$ -	$ -	$ -
Net (loss) income available for CommonWealth REIT common shareholders	$ (122)	$ 2,242	$ 9,857	$ 1,050	$ 14,712
Normalized FFO [6]	$ 82,072	$ 83,639	$ 89,777	$ 77,584	$ 83,868
Normalized FFO available for CommonWealth REIT common shareholders [6]	$ 69,317	$ 69,816	$ 75,954	$ 63,761	$ 70,045
CAD [7]	$ 33,452	$ 37,459	$ 44,924	$ 24,987	$ 41,691
Common distributions paid [8]	$ 41,866	$ 41,861	$ 41,861	$ 41,861	$ 36,074
Per Share Data [9]:					
Net income available for CommonWealth REIT common shareholders -- basic and diluted	$ -	$ 0.03	$ 0.12	$ 0.01	$ 0.18
Normalized FFO available for CommonWealth REIT common shareholders -- basic [6]	$ 0.83	$ 0.83	$ 0.91	$ 0.76	$ 0.86
Normalized FFO available for CommonWealth REIT common shareholders -- diluted [6] [9]	$ 0.83	$ 0.83	$ 0.90	$ 0.76	$ 0.86
CAD [7]	$ 0.40	$ 0.45	$ 0.54	$ 0.30	$ 0.51
Common distributions paid [8]	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Payout Ratios:					
Quarterly Normalized FFO payout ratio [6]	60.4%	60.0%	55.1%	65.7%	51.5%
Trailing four quarters CAD payout ratio [10]	118.9%	108.5%	104.3%	102.5%	97.2%
Coverage Ratios:					
Adjusted EBITDA [3] / interest expense	2.6x	2.7x	2.9x	2.6x	2.7x
Adjusted EBITDA [3] / interest expense and preferred distributions	2.1x	2.1x	2.2x	2.0x	2.1x



(1) Prior periods reflect amounts previously reported and exclude retroactive adjustments for 27 properties reclassified to continuing operations during the fourth quarter of 2011. As of 9/30/2012, there were no properties classified as held for sale.

(2) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

(3) See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(4) NOI margin is defined as NOI as a percentage of rental income.

(5) Excludes noncontrolling interest in our majority owned consolidated subsidiary, SIR. CWH owns 22,000 SIR common shares, or approximately 70.4% of SIR's total outstanding common shares, as of 9/30/2012.

(6) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP. Quarterly Normalized FFO payout ratio is calculated as the ratio of (i) common distributions paid to (ii) Normalized FFO available for CommonWealth REIT common shareholders. Pro forma for the October 9, 2012 change in dividend per share to $0.25 per quarter, or $1.00 per year, the Normalized FFO payout ratio would be 30.2% for the quarter ended 9/30/2012.

(7) See Exhibit D for calculation of CAD and for a reconciliation of those amounts to Normalized FFO and see Exhibit C for a reconciliation of the Normalized FFO amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(8) The amounts stated are based on the amounts paid during the periods. On October 9, 2012, CWH adjusted its dividend per share to $0.25 per quarter, or $1.00 per year.

(9) As of 9/30/2012, we had 15,180 preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted net income, FFO and Normalized FFO and weighted average common shares outstanding.

(10) Calculated as the aggregate last four quarters' ratio of (i) common distributions paid to (ii) CAD. Pro forma for the October 9, 2012 change in dividend per share to $0.25 per quarter, or $1.00 per year, the CAD payout ratio would be 59.5% for the trailing four quarters ended 9/30/2012.


CWH

CONDENSED CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)

	As of September 30, 2012	As of December 31, 2011
ASSETS		
Real estate properties:		
Land	$ 1,531,466	$ 1,450,154
Buildings and improvements	6,331,605	5,794,078
	7,863,071	7,244,232
Accumulated depreciation	(1,045,477)	(934,170)
	6,817,594	6,310,062
Acquired real estate leases, net	371,929	343,917
Equity investments	178,996	177,477
Cash and cash equivalents	72,680	192,763
Restricted cash	13,631	7,869
Rents receivable, net of allowance for doubtful accounts of $11,798 and $12,575, respectively	246,313	217,592
Other assets, net	245,812	197,346
Total assets	$ 7,946,955	$ 7,447,026
LIABILITIES AND SHAREHOLDERS' EQUITY		
Revolving credit facility	$ 160,000	$ 100,000
SIR revolving credit facility	92,000	-
Senior unsecured debt, net	3,029,652	2,845,030
Mortgage notes payable, net	869,384	632,301
Accounts payable and accrued expenses	143,192	158,272
Assumed real estate lease obligations, net	70,587	70,179
Rent collected in advance	25,883	37,653
Security deposits	24,191	23,779
Due to related persons	31,942	11,295
Total liabilities	4,446,831	3,878,509
Shareholders' equity:		
Shareholders' equity attributable to CommonWealth REIT:		
Preferred shares of beneficial interest, $0.01 par value: 50,000,000 shares authorized;		
Series C preferred shares; 7 1/8% cumulative redeemable since February 15, 2011; zero and 6,000,000 shares issued and outstanding, respectively, aggregate liquidation preference $150,000	-	145,015
Series D preferred shares; 6 1/2% cumulative convertible; 15,180,000 shares issued and outstanding, aggregate liquidation preference $379,500	368,270	368,270
Series E preferred shares; 7 1/4% cumulative redeemable on or after May 15, 2016; 11,000,000 shares issued and outstanding, aggregate liquidation preference $275,000	265,391	265,391
Common shares of beneficial interest, $0.01 par value: 350,000,000 shares authorized; 83,804,068 and 83,721,736 shares issued and outstanding, respectively	838	837
Additional paid in capital	3,585,964	3,614,079
Cumulative net income	2,539,684	2,482,321
Cumulative other comprehensive loss	(1,044)	(4,709)
Cumulative common distributions	(2,951,618)	(2,826,030)
Cumulative preferred distributions	(518,215)	(476,657)
Total shareholders' equity attributable to CommonWealth REIT	3,289,270	3,568,517
Noncontrolling interest	210,854	-
Total shareholders' equity	3,500,124	3,568,517
Total liabilities and shareholders' equity	$ 7,946,955	$ 7,447,026


CWH

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Rental income [(1)]	$ 261,661	$ 241,785	$ 768,281	$ 670,396
Expenses:				
Operating expenses	112,577	104,683	324,760	285,703
Depreciation and amortization	63,437	56,389	188,340	159,072
General and administrative	14,592	11,692	40,266	34,275
Loss on asset impairment	-	9,247	-	9,247
Acquisition related costs	1,066	4,805	5,002	9,722
Total expenses	191,672	186,816	558,368	498,019
Operating income	69,989	54,969	209,913	172,377
Interest and other income	399	320	1,100	1,395
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees of $1,001, $1,515, $2,752 and $5,467, respectively)	(51,138)	(49,423)	(150,481)	(145,037)
(Loss) gain on early extinguishment of debt	(220)	310	(1,895)	310
Equity in earnings of investees	2,868	2,768	8,655	8,390
Gain on issuance of shares by an equity investee	-	11,177	-	11,177
Income from continuing operations before income tax expense	21,898	20,121	67,292	48,612
Income tax expense	(1,322)	(307)	(1,906)	(743)
Income from continuing operations	20,576	19,814	65,386	47,869
Discontinued operations:				
Income from discontinued operations [(1)]	-	1,720	-	5,669
Net gain on sale of properties from discontinued operations	-	7,001	-	41,573
Income before gain on sale of properties	20,576	28,535	65,386	95,111
Gain on sale of properties	1,689	-	2,039	-
Net income	22,265	28,535	67,425	95,111
Net income attributable to noncontrolling interest	(4,647)	-	(10,062)	-
Net income attributable to CommonWealth REIT	17,618	28,535	57,363	95,111
Preferred distributions	(12,755)	(13,823)	(40,401)	(33,162)
Excess redemption price paid over carrying value of preferred shares	(4,985)	-	(4,985)	-
Net (loss) income available for CommonWealth REIT common shareholders	$ (122)	$ 14,712	$ 11,977	$ 61,949
Amounts attributable to CommonWealth REIT common shareholders:				
(Loss) income from continuing operations	$ (122)	$ 5,991	$ 11,977	$ 14,707
Income from discontinued operations	-	1,720	-	5,669
Net gain on sale of properties from discontinued operations	-	7,001	-	41,573
Net (loss) income	$ (122)	$ 14,712	$ 11,977	$ 61,949
Weighted average common shares outstanding -- basic and diluted	83,745	81,536	83,731	75,307
Basic and diluted earnings per common share attributable to CommonWealth REIT common shareholders [(2)]:				
(Loss) income from continuing operations	$ -	$ 0.07	$ 0.14	$ 0.20
Income from discontinued operations	$ -	$ 0.11	$ -	$ 0.63
Net (loss) income	$ -	$ 0.18	$ 0.14	$ 0.82
Additional Data:				
General and administrative expenses / rental income	5.58%	4.84%	5.24%	5.11%
General and administrative expenses / total assets (at end of period)	0.18%	0.16%	0.51%	0.46%
Continuing Operations:				
Non cash straight line rent adjustments [(1)]	$ 10,675	$ 7,744	$ 28,666	$ 23,160
Lease value amortization [(1)]	$ (2,449)	$ (2,406)	$ (7,463)	$ (5,383)
Lease termination fees included in rental income	$ 1,500	$ 1,976	$ 3,778	$ 3,722
Capitalized interest expense	$ -	$ -	$ -	$ -
Discontinued Operations:				
Non cash straight line rent adjustments [(1)]	$ -	$ 62	$ -	$ 663
Lease value amortization [(1)]	$ -	$ (71)	$ -	$ (241)
Lease termination fees included in rental income	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases; rental income and income from discontinued operations includes non-cash straight line rent adjustments. Rental income and income from discontinued operations also includes non-cash amortization of intangible lease assets and liabilities.

(2) As of 9/30/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive for all periods presented. See Exhibit E for calculations of diluted net income and weighted average common shares outstanding.


CWH

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	For the Nine Months Ended	
	9/30/2012	9/30/2011
Cash flows from operating activities:		
Net income	$ 67,425	$ 95,111
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	137,039	123,324
Net amortization of debt discounts, premiums and deferred financing fees	2,752	5,467
Straight line rental income	(28,666)	(23,823)
Amortization of acquired real estate leases	44,154	33,654
Other amortization	14,610	12,186
Loss on asset impairment	-	9,247
Loss (gain) on early extinguishment of debt	1,895	(310)
Equity in earnings of investees	(8,655)	(8,390)
Gain on issuance of shares by an equity investee	-	(11,177)
Distributions of earnings from investees	8,230	8,279
Net gain on sale of properties	(2,039)	(41,573)
Change in assets and liabilities:		
Restricted cash	(3,689)	(5,020)
Rents receivable and other assets	(46,790)	(33,149)
Accounts payable and accrued expenses	(9,140)	2,366
Rent collected in advance	(11,775)	6,667
Security deposits	415	2,072
Due to related persons	20,646	18,271
Cash provided by operating activities	186,412	193,202
Cash flows from investing activities:		
Real estate acquisitions	(389,536)	(749,987)
Real estate improvements	(86,077)	(66,543)
Investment in direct financing lease, net	-	(38,635)
Principal payments received from direct financing lease	4,954	3,643
Principal payments received from real estate mortgage receivable	-	8,183
Proceeds from sale of properties, net	9,643	263,170
Distributions in excess of earnings from investees	4,307	4,159
Investment in Affiliates Insurance Company	(5,335)	-
Increase in restricted cash	(2,073)	-
Cash used in investing activities	(464,117)	(576,010)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	180,814	264,056
Proceeds from issuance of preferred shares, net	-	265,391
Redemption of preferred shares	(150,000)	-
Proceeds from borrowings	1,368,500	750,000
Payments on borrowings	(1,055,681)	(738,904)
Deferred financing fees	(14,734)	(853)
Distributions to common shareholders	(125,588)	(108,213)
Distributions to preferred shareholders	(41,558)	(30,582)
Distributions to noncontrolling interest	(4,508)	-
Cash provided by financing activities	157,245	400,895
Effect of exchange rate changes on cash	377	(1,454)
(Decrease) increase in cash and cash equivalents	(120,083)	16,633
Cash and cash equivalents at beginning of period	192,763	194,040
Cash and cash equivalents at end of period	$ 72,680	$ 210,673
Supplemental cash flow information:		
Interest paid	$ 165,874	$ 151,259
Taxes paid	568	403
Non-cash investing activities:		
Real estate acquisitions	$ (243,212)	$ (321,235)
Investment in real estate mortgages receivable	(1,419)	-
Non-cash financing activities:		
Issuance of common shares	$ 986	$ 1,039
Assumption of mortgage notes payable	243,212	321,235
Assumption of note payable	-	4,059


CWH

SUMMARY OF EQUITY INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES [1]

(dollars in thousands)

	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Consolidated common shares owned:					
Government Properties Income Trust	9,950,000	9,950,000	9,950,000	9,950,000	9,950,000
Affiliates Insurance Company [2][3]	40,000	40,000	20,000	20,000	20,000
Consolidated percent owned:					
Government Properties Income Trust [4]	21.1%	21.1%	21.1%	21.1%	21.1%
Affiliates Insurance Company [2][3]	25.0%	25.0%	14.3%	14.3%	14.3%
Consolidated percent of total assets (book value):					
Government Properties Income Trust	2.1%	2.2%	2.2%	2.3%	2.3%
Affiliates Insurance Company [2][3]	0.1%	0.1%	0.1%	0.1%	0.1%
Total	2.2%	2.3%	2.3%	2.4%	2.4%
Consolidated carrying book value on balance sheet:					
Government Properties Income Trust	$ 167,880	$ 169,421	$ 170,920	$ 172,186	$ 173,407
Affiliates Insurance Company [2][3]	11,116	10,816	5,335	5,291	5,245
Total	$ 178,996	$ 180,237	$ 176,255	$ 177,477	$ 178,652
Consolidated market value of shares owned:					
Government Properties Income Trust	$ 232,830	$ 225,069	$ 239,895	$ 224,373	$ 214,025
Affiliates Insurance Company [2][3]	N/A	N/A	N/A	N/A	N/A
Total	$ 232,830	$ 225,069	$ 239,895	$ 224,373	$ 214,025

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Equity in earnings of investees:				
Government Properties Income Trust	$ 2,638	$ 2,740	$ 8,231	$ 8,279
Affiliates Insurance Company [2][3]	230	28	424	111
	$ 2,868	$ 2,768	$ 8,655	$ 8,390
Adjusted EBITDA from investees:				
Government Properties Income Trust	$ 6,367	$ 5,818	$ 18,567	$ 17,171
Affiliates Insurance Company [2][3]	230	28	424	111
	$ 6,597	$ 5,846	$ 18,991	$ 17,282
FFO from investees:				
Government Properties Income Trust	$ 5,242	$ 4,890	$ 15,646	$ 14,365
Affiliates Insurance Company [2][3]	230	28	424	111
	$ 5,472	$ 4,918	$ 16,070	$ 14,476
Normalized FFO from investees:				
Government Properties Income Trust	$ 5,403	$ 5,114	$ 15,869	$ 15,064
Affiliates Insurance Company [2][3]	230	28	424	111
	$ 5,633	$ 5,142	$ 16,293	$ 15,175
Cash distributions from investees:				
Government Properties Income Trust	$ 4,179	$ 4,179	$ 12,537	$ 12,438
Affiliates Insurance Company [2][3]	-	-	-	-
	$ 4,179	$ 4,179	$ 12,537	$ 12,438

(1) Excludes 22,000,000 shares representing our approximately 70.4% ownership interest in our majority owned consolidated subsidiary, SIR.

(2) Affiliates Insurance Company is a private company owned by the public companies to which RMR provides management services and RMR.

(3) In May 2012, SIR purchased 20,000 common shares of Affiliates Insurance Company's common stock for an aggregate purchase price of $5,335. As of 9/30/2012, we and SIR, collectively own 25.0% of Affiliates Insurance Company.

(4) In October 2012, GOV issued 7,500,000 of its common shares in a public offering, which reduced our ownership interest in GOV to 18.2%. We expect to recognize a gain on this sale by an investee of approximately $7,300 as a result of the per share sales price of this transaction being above our per share carrying value.


CWH

SUMMARY OF INVESTMENT IN MAJORITY OWNED CONSOLIDATED SUBSIDIARY [1]

(dollars in thousands)

	For the Three Months Ended and as of 9/30/2012	From IPO Completion (March 12, 2012) through and as of 9/30/2012
SIR common shares owned by CWH	22,000,000	22,000,000
SIR common shares issued to public	9,200,000	9,200,000
SIR common shares issued pursuant to SIR's equity compensation plan	32,592	32,592
Total SIR common shares outstanding	31,232,592	31,232,592
Percent of SIR owned by CWH	70.4%	70.4%
Percent of SIR attributable to noncontrolling interest	29.6%	29.6%
Carrying book value of SIR shares owned by CWH	$ 502,434	$ 502,434
Market value of SIR shares owned by CWH	$ 541,640	$ 541,640
Equity attributable to noncontrolling interest	$ 210,854	$ 210,854
Dividends received from SIR shares owned by CWH	$ 10,780	$ 10,780
SIR Information:		
Undepreciated real estate properties	$ 1,153,644	$ 1,153,644
Total assets	$ 1,239,932	$ 1,239,932
Revolving credit facility	$ 92,000	$ 92,000
Total liabilities	$ 526,644	$ 526,644
Shareholders' equity	$ 713,288	$ 713,288
NOI	$ 25,168	$ 51,663
EBITDA	$ 22,074	$ 45,996
Adjusted EBITDA	$ 22,657	$ 47,254
FFO	$ 19,607	$ 41,560
Normalized FFO	$ 20,190	$ 42,818
CAD	$ 19,327	$ 40,134
Noncontrolling Interest Information:		
Noncontrolling interest percentage	29.6%	29.6%
NOI attributable to noncontrolling interest	$ 7,440	$ 15,253
EBITDA attributable to noncontrolling interest	$ 6,525	$ 13,579
Adjusted EBITDA attributable to noncontrolling interest	$ 6,698	$ 13,951
FFO attributable to noncontrolling interest	$ 5,796	$ 12,270
Normalized FFO attributable to noncontrolling interest	$ 5,968	$ 12,641
CAD attributable to noncontrolling interest	$ 5,714	$ 11,849

(1) In connection with SIR's formation, CWH transferred certain properties to SIR at CWH's net book value. In return, SIR issued 22,000,000 of its common shares to CWH and a $400,000 demand promissory note. SIR was a wholly owned subsidiary of CWH until SIR completed its IPO of 9,200,000 common shares in March 2012. SIR repaid the $400,000 demand promissory note it owed to CWH with the IPO proceeds and borrowings on SIR's revolving credit facility in March 2012.


CWH

CONSOLIDATED DEBT SUMMARY
As of September 30, 2012
(dollars in thousands)

		Coupon Rate	Interest Rate [1]	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Secured Fixed Rate Debt:							
Secured debt	Two properties in Rochester, NY	6.000%	6.000%	$ 4,506	10/11/2012	$ 4,507	0.0
Secured debt	One property in Macon, GA	4.950%	6.280%	12,433	5/11/2014	11,930	1.6
Secured debt	One property in St. Cloud, MN	5.990%	5.990%	8,340	2/1/2015	7,580	2.3
Secured debt	Two properties in Stafford, VA	5.780%	2.280%	9,051	5/1/2015	8,268	2.6
Secured debt	One property in Chelmsford, MA [2]	5.689%	3.860%	7,500	1/1/2016	7,500	3.3
Secured debt	One property in Lenexa, KS	5.760%	7.000%	7,566	5/1/2016	6,116	3.6
Secured debt	One property in Jacksonville, FL	6.030%	8.000%	40,981	5/11/2016	38,994	3.6
Secured debt	One property in Chicago, IL	6.290%	4.240%	146,688	7/11/2016	139,478	3.8
Secured debt	One property in Birmingham, AL	7.360%	5.610%	11,422	8/1/2016	9,333	3.8
Secured debt	Four properties in Folsom, CA	5.670%	3.330%	41,275	5/1/2017	41,275	4.6
Secured debt	Two properties in Chicago, IL	5.680%	4.760%	265,000	6/1/2017	265,000	4.7
Secured debt	Two properties in Carlsbad, CA [2]	5.950%	4.200%	18,500	9/1/2017	17,315	4.9
Secured debt	One property in Philadelphia, PA [3]	2.875%	5.660%	175,000	12/2/2019	160,710	7.2
Secured debt	One property in Austin, TX	5.690%	4.670%	28,891	1/5/2021	24,836	8.3
Secured debt	One property in Columbia, SC	5.300%	4.580%	40,328	6/1/2021	34,113	8.7
Secured debt	One property in North Haven, CT	6.750%	5.240%	3,832	3/1/2022	-	9.4
Secured debt	One property in Morgan Hill, CA	6.140%	8.000%	12,875	1/5/2023	-	10.3
Secured debt	One property in East Windsor, CT	5.710%	5.240%	7,733	3/1/2026	-	13.4
Total / weighted average secured fixed rate debt		5.239%	5.014%	$ 841,921		$ 776,955	5.3
Unsecured Debt:							
Unsecured Floating Rate Debt:							
Revolving credit facility (LIBOR + 125 bps) [4]		1.470%	1.470%	$ 160,000	10/19/2015	$ 160,000	3.1
SIR revolving credit facility (LIBOR + 130 bps) [5]		1.520%	1.520%	92,000	3/11/2016	92,000	3.4
Term loan (LIBOR + 200 bps) [6]		2.240%	2.240%	57,000	12/16/2012	57,000	0.2
Term loan (LIBOR + 150 bps) [6]		1.740%	1.740%	500,000	12/15/2016	500,000	4.2
SIR term loan (LIBOR + 155 bps) [7]		1.780%	1.780%	350,000	7/11/2017	350,000	4.8
Total / weighted average unsecured floating rate debt		1.722%	1.722%	$ 1,159,000		$ 1,159,000	4.0
Unsecured Fixed Rate Debt:							
Senior notes due 2014		5.750%	5.828%	$ 244,655	2/15/2014	$ 244,655	1.4
Senior notes due 2015		6.400%	6.601%	186,000	2/15/2015	186,000	2.4
Senior notes due 2015		5.750%	5.790%	250,000	11/1/2015	250,000	3.1
Senior notes due 2016		6.250%	6.470%	400,000	8/15/2016	400,000	3.9
Senior notes due 2017		6.250%	6.279%	250,000	6/15/2017	250,000	4.7
Senior notes due 2018		6.650%	6.768%	250,000	1/15/2018	250,000	5.3
Senior notes due 2019		7.500%	7.863%	125,000	11/15/2019	125,000	7.1
Senior notes due 2020		5.875%	6.166%	250,000	9/15/2020	250,000	8.0
Senior notes due 2042		5.750%	5.974%	175,000	8/1/2042	175,000	29.9
Total / weighted average unsecured fixed rate debt		6.182%	6.346%	$ 2,130,655		$ 2,130,655	6.4
Total / weighted average unsecured debt		4.611%	4.717%	$ 3,289,655		$ 3,289,655	5.6
Summary Debt:							
Total / weighted average secured fixed rate debt		5.239%	5.014%	$ 841,921		$ 776,955	5.3
Total / weighted average unsecured floating rate debt		1.722%	1.722%	1,159,000		1,159,000	4.0
Total / weighted average unsecured fixed rate debt		6.182%	6.346%	2,130,655		2,130,655	6.4
Total / weighted average debt		4.739%	4.777%	$ 4,131,576 [8]		$ 4,066,610	5.5



[1] Includes the effect of interest rate protection and mark to market accounting for certain mortgages, and discounts on unsecured notes. Excludes effects of offering and transaction costs.

[2] Represents mortgages assumed by SIR.

[3] Interest is payable at a rate equal to a spread over LIBOR but has been fixed by a cash flow hedge, which sets the rate at approximately 5.66% until 12/1/2016. No principal repayment is required until 2013, after which the loan will be amortized on a 30 year direct reduction basis until maturity. Coupon represents floating interest rate at 9/30/2012.

[4] Represents amounts outstanding on CWH's $750,000 revolving credit facility at 9/30/2012. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions. Interest rate presented is at 9/30/2012.

[5] Represents debt of our majority owned consolidated subsidiary, SIR. In March 2012, SIR entered a $500,000 revolving credit facility that is scheduled to mature in March 2016. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions. Interest paid under SIR's revolving credit facility is calculated at floating rates based upon LIBOR plus premiums that vary depending upon SIR's leverage. Interest rate presented is at 9/30/2012.

[6] Represents amounts outstanding on CWH's term loan at 9/30/2012. Interest rate presented is at 9/30/2012. In October 2011, CWH amended its term loan to increase borrowings to $557,000 and, for $500,000 of the term loan, extend the maturity date to 12/15/2016. CWH has agreed to repay on 12/16/2012 lenders representing $57,000 who did not commit to the amended terms.

[7] Represents amounts outstanding on SIR's term loan at 9/30/2012. Interest rate presented is at 9/30/2012.

[8] Total debt outstanding as of 9/30/2012, including net unamortized premiums and discounts, was $4,151,036.


CWH

CONSOLIDATED DEBT MATURITY SCHEDULE

(dollars in thousands)

	Scheduled Principal Payments During Period				
Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Fixed Rate Debt	Total [1]	Weighted Average Interest Rate [2]
2012	$ 57,000	$ -	$ 6,197	$ 63,197	2.2%
2013	-	-	8,514	8,514	6.0%
2014	-	244,655	20,756	265,411	5.7%
2015	160,000 [3]	436,000	24,649	620,649	4.9%
2016	592,000 [4]	400,000	208,736	1,200,736	4.0%
2017	350,000	250,000	329,271	929,271	4.4%
2018	-	250,000	5,870	255,870	6.6%
2019	-	125,000	166,976	291,976	6.5%
2020	-	250,000	28,794	278,794	5.9%
2021	-	-	37,160	37,160	5.4%
Thereafter	-	175,000	4,998	179,998	5.8%
Total	$ 1,159,000	$ 2,130,655	$ 841,921	$ 4,131,576 [5]	4.9%
Percent	28.1%	51.6%	20.4%	100.0%	

[1] Represents amounts outstanding as of 9/30/2012.

[2] Includes current contractual interest rates.

[3] Represents amounts outstanding under CWH's $750,000 revolving credit facility which matures on 10/19/2015. CWH has an option to extend the facility for an additional year, subject to CWH's payment of a fee and satisfaction of certain conditions.

[4] Includes $92,000 outstanding under SIR's $500,000 revolving credit facility which matures on 3/11/2016. SIR has an option to extend the facility for an additional year, subject to SIR's payment of a fee and satisfaction of certain conditions.

[5] Total debt outstanding as of 9/30/2012, including net unamortized premiums and discounts, was $4,151,036.


CWH

CONSOLIDATED LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Leverage Ratios:					
Total debt [4] / total assets	52.2%	49.0%	48.0%	48.0%	47.7%
Total debt [4] / gross book value of real estate assets [1]	49.1%	46.5%	46.0%	46.0%	45.6%
Total debt [4] / gross book value of real estate assets, plus book value of equity investments [1]	48.1%	45.5%	45.0%	45.0%	44.6%
Total debt [4] / total book capitalization	54.3%	50.9%	49.9%	50.1%	49.7%
Total debt [4] / total market capitalization	69.0%	61.5%	61.6%	62.8%	60.0%
Secured debt / total assets	10.9%	10.3%	10.2%	8.5%	8.5%
Variable rate debt / total debt [4]	27.9%	23.0%	21.2%	18.4%	17.9%
Variable rate debt / total assets	14.6%	11.3%	10.2%	8.8%	8.5%
Coverage Ratios:					
Adjusted EBITDA [2] / interest expense	2.6x	2.7x	2.9x	2.6x	2.7x
Adjusted EBITDA [2] / interest expense + preferred distributions	2.1x	2.1x	2.2x	2.0x	2.1x
Total debt [4] / annualized Adjusted EBITDA [2]	7.7x	7.1x	6.6x	6.9x	6.6x
Public Debt Covenants [3]:					
Debt / adjusted total assets (maximum 60%)	47.0%	44.0%	43.3%	43.2%	42.2%
Secured debt / adjusted total assets (maximum 40%)	9.9%	9.2%	11.8%	7.6%	7.5%
Consolidated income available for debt service / debt service (minimum 1.5x)	2.8x	2.8x	2.7x	2.6x	2.5x
Total unencumbered assets / unsecured debt (minimum 150% / 200%)	230.3%	249.1%	252.9%	247.1%	253.9%

(1) Gross book value of real estate assets is real estate properties, at cost, plus acquisition costs, before purchase price allocations and after impairment writedowns, if any.

(2) See Exhibit B for calculation of Adjusted EBITDA and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(3) Adjusted total assets and unencumbered assets includes original cost of real estate assets and excludes depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

(4) Total debt includes net unamortized premiums and discounts.


CWH

CONSOLIDATED CAPITAL EXPENDITURES SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Leasing capital [1]	$ 26,898	$ 24,632	$ 24,097	$ 35,483	$ 20,582
Building improvements [2]	2,828	2,867	2,745	539	4,947
Recurring capital expenditures	29,726	27,499	26,842	36,022	25,529
Development, redevelopment and other activities [3]	11,484	8,376	3,264	17,294	7,767
Total capital expenditures	$ 41,210	$ 35,875	$ 30,106	$ 53,316	$ 33,296
Average sq. ft. during period [4]	75,793	74,439	73,204	72,285	71,321
Building improvements per average sq. ft. during period	$ 0.04	$ 0.04	$ 0.04	$ 0.01	$ 0.07

(1) Leasing capital includes tenant improvements (TI) and leasing costs (LC).

(2) Building improvements generally include expenditures to replace obsolete building components and expenditures that we believe extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include non-recurring expenditures that we believe increase the value of our existing properties.

(4) Square feet includes properties held for sale at the end of each period. As of 9/30/2012, there were no properties classified as held for sale.


CWH

ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/2012

(dollars and sq. ft. in thousands, except per sq. ft. amounts)

Acquisitions:

Date Acquired	Location	CBD Office/ Suburban Office/ Industrial & Other	Number of Properties	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant
CWH Acquisitions:										
Jan-12	Chicago, IL [5]	CBD Office	1	1,010	$ 150,600	$ 149	8.7%	5.5	94.1%	CNO Financial Group, Inc.
Mar-12	Hartford, CT	CBD Office	1	868	101,500	117	9.6%	7.2	98.3%	UnitedHealthCare Services, Inc.
May-12	Austin, TX [5]	CBD Office	1	170	49,000	288	9.1%	3.9	98.1%	Young & Rubicam Inc.
Sep-12	Columbia, SC [5]	CBD Office	1	334	60,000	180	8.5%	8.6	91.8%	Nelson Mullins Riley & Scarborough LLP
Oct-12	Indianapolis, IN [5]	CBD Office	2	1,058	195,500	185	8.1%	6.4	91.8%	JP Morgan Chase & Co.
			6	3,440	556,600	162	8.7%	6.3	94.4%	
SIR Acquisitions:										
Jun-12	Provo, UT	Suburban Office	1	406	85,500	211	9.1%	12.5	100.0%	Novell, Inc.
Jun-12	Englewood, CO	Suburban Office	1	140	18,900	135	9.0%	6.2	100.0%	Sprint Nextel Corporation
Jul-12	Windsor, CT	Suburban Office/ Industrial & Other	2	268	27,175	101	8.9%	11.2	100.0%	Valassis Communications, Inc.
Jul-12	Topeka, KS	CBD Office	1	144	19,400	135	8.6%	11.3	100.0%	Hills Pet Nutrition/Colgate-Palmolive
Aug-12	Huntsville, AL	Industrial and Other	1	1,371	72,782	53	12.4%	20.0	100.0%	Cinram Group, Inc.
Sep-12	Carlsbad, CA [6]	Suburban Office	2	95	24,700	260	8.9%	6.9	100.0%	Arrowhead General Insurance Agency, Inc.
Sep-12	Chelmsford, MA [6]	Suburban Office	1	111	12,200	110	9.8%	6.1	100.0%	Kronos Incorporated
			9	2,535	260,657	103	10.0%	13.7	100.0%	
	Total / Weighted Average		15	5,975	$ 817,257	$ 137	9.1%	8.9	96.8%	

Dispositions:

Date Sold	Location	CBD Office/ Suburban Office/ Industrial & Other	Number of Properties	Sq. Ft.	Sale Price [1]	NBV	Book Gain on Sale
CWH Dispositions:							
Apr-12	Salina, NY	Suburban Office	1	13	$ 575	$ 381	$ 158
Jun-12	Santa Fe, NM	Suburban Office	1	77	1,250	997	192
Sep-12	Foxborough, MA	Suburban Office	1	209	9,900	7,641	1,689
	Total		3	299	$ 11,725	$ 9,019	$ 2,039

(1) Represents the gross contract purchase or sale price and excludes closing costs and purchase price allocations.

(2) Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding closing costs.

(3) Average remaining lease term based on rental income as of the date acquired.

(4) Percent leased as of the date acquired.

(5) As part of the purchase price, CWH assumed $147,872, $29,012, $40,328 and $116,000 of mortgage debt in connection with the acquisition of properties in Chicago, IL, Austin, TX, Columbia, SC and Indianapolis, IN, respectively.

(6) As part of the purchase price, SIR assumed $18,500 and $7,500 of mortgage debt in connection with the acquisition of properties in Carlsbad, CA and Chelmsford, MA, respectively.



PORTFOLIO INFORMATION

111 Monument Circle, Indianapolis, IN.
Square Feet: 1,058,258.


CWH

CONSOLIDATED PORTFOLIO SUMMARY BY PROPERTY TYPE AND MAJOR MARKET [1]

(sq. ft. and dollars in thousands)

	Number of Properties As of September 30, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	4	6	1	11	2.1%
Metro Philadelphia, PA	5	10	-	15	2.9%
Oahu, HI [2]	-	-	57	57	10.8%
Metro Denver, CO	1	7	1	9	1.7%
Metro Washington, DC	3	16	-	19	3.6%
Other markets	37	236	142	415	78.9%
Total	50	275	201	526	100.0%
% of Total	9.5%	52.3%	38.2%	100.0%	

	Total Square Feet As of September 30, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	3,600	1,164	104	4,868	6.3%
Metro Philadelphia, PA	4,596	462	-	5,058	6.6%
Oahu, HI	-	-	17,844	17,844	23.2%
Metro Denver, CO	672	929	553	2,154	2.8%
Metro Washington, DC	428	1,210	-	1,638	2.1%
Other markets	11,064	18,918	15,288	45,270	59.0%
Total	20,360	22,683	33,789	76,832	100.0%
% of Total	26.5%	29.5%	44.0%	100.0%	

	Rental Income for the Three Months Ended September 30, 2012				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	$ 26,900	$ 7,005	$ 111	$ 34,016	13.0%
Metro Philadelphia, PA	29,134	1,073	-	30,207	11.5%
Oahu, HI	-	-	18,318	18,318	7.0%
Metro Denver, CO	4,800	3,685	2,404	10,889	4.2%
Metro Washington, DC	3,073	6,099	-	9,172	3.5%
Other markets	63,552	73,881	21,626	159,059	60.8%
Total	$ 127,459	$ 91,743	$ 42,459	$ 261,661	100.0%
% of Total	48.7%	35.1%	16.2%	100.0%	

	NOI for the Three Months Ended September 30, 2012 [3]				
Major Market	CBD Office	Suburban Office	Industrial & Other	Total	% of Total
Metro Chicago, IL	$ 14,858	$ 3,854	$ 103	$ 18,815	12.6%
Metro Philadelphia, PA	14,829	116	-	14,945	10.0%
Oahu, HI	-	-	14,294	14,294	9.6%
Metro Denver, CO	3,022	2,746	1,227	6,995	4.7%
Metro Washington, DC	2,370	3,319	-	5,689	3.8%
Other markets	32,149	41,447	14,750	88,346	59.3%
Total	$ 67,228	$ 51,482	$ 30,374	$ 149,084	100.0%
% of Total	45.1%	34.5%	20.4%	100.0%	

(1) The portfolio information included on this and the following pages of the Supplemental Operating and Financial Data report includes properties of our majority owned consolidated subsidiary, SIR, unless the context indicates otherwise. Our ownership percentage of SIR was approximately 70.4% as of 9/30/2012.

(2) 57 properties in Oahu, HI include 10 individual buildings and 218 leasable land parcels and easements, including some that are contiguous.

(3) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

WHOLLY OWNED PORTFOLIO SUMMARY

(sq. ft. and dollars in thousands)

	As of and For the Three Months Ended September 30, 2012					
	Number of Properties	Square Feet	Occupancy	Rental Income	NOI [(1)]	% of Total NOI
CBD Office	49	20,217	87.6%	$ 126,950	$ 66,897	54.0%
Suburban Office	255	20,377	74.8%	83,593	44,506	35.9%
Industrial & Other	134	12,331	74.9%	20,240	12,513	10.1%
Total	438	52,925	79.7%	$ 230,783	$ 123,916	100.0%

(1) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.


CWH

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Nine Months Ended [2]	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Number of Properties:				
CBD Office	41	41	38	38
Suburban Office	269	269	256	256
Industrial & Other	199	199	197	197
Total	509	509	491	491
Square Feet:				
CBD Office	14,543	14,543	12,578	12,578
Suburban Office	21,834	21,834	20,558	20,558
Industrial & Other	32,247	32,247	32,077	32,077
Total	68,624	68,624	65,213	65,213
Percent Leased [3]:				
CBD Office	86.3%	86.7%	86.3%	86.6%
Suburban Office	76.5%	78.6%	75.6%	77.4%
Industrial & Other	86.6%	86.6%	86.6%	86.6%
Total	83.3%	84.1%	83.1%	83.7%
Rental Income [4]:				
CBD Office	$ 92,616	$ 95,336	$ 246,935	$ 246,433
Suburban Office	88,523	92,660	243,063	251,827
Industrial & Other	41,413	41,181	121,130	119,483
Total	$ 222,552	$ 229,177	$ 611,128	$ 617,743
Property Net Operating Income (NOI) [5]:				
CBD Office	$ 47,856	$ 49,513	$ 133,344	$ 133,129
Suburban Office	48,566	50,729	130,762	136,217
Industrial & Other	29,354	28,131	88,360	82,448
Total	$ 125,776	$ 128,373	$ 352,466	$ 351,794
NOI % Change:				
CBD Office	-3.3%		0.2%	
Suburban Office	-4.3%		-4.0%	
Industrial & Other	4.3%		7.2%	
Total	-2.0%		0.2%	

(1) Based on properties owned continuously since 7/1/2011.
(2) Based on properties owned continuously since 1/1/2011.
(3) Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.
(4) Includes some triple net lease rental income.
(5) See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.


CWH

CONSOLIDATED SAME PROPERTY RESULTS OF OPERATIONS BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended [1]		As of and For the Nine Months Ended [2]	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Number of Properties:				
Metro Chicago, IL	8	8	7	7
Metro Philadelphia, PA	15	15	15	15
Oahu, HI [3]	57	57	57	57
Metro Denver, CO	8	8	8	8
Metro Washington, DC	19	19	15	15
Other markets	402	402	389	389
Total	509	509	491	491
Square Feet:				
Metro Chicago, IL	2,339	2,339	1,267	1,267
Metro Philadelphia, PA	5,058	5,058	5,058	5,058
Oahu, HI	17,844	17,844	17,844	17,844
Metro Denver, CO	2,014	2,014	2,014	2,014
Metro Washington, DC	1,638	1,638	1,489	1,489
Other markets	39,731	39,731	37,541	37,541
Total	68,624	68,624	65,213	65,213
Percent Leased [4]:				
Metro Chicago, IL	86.1%	82.8%	90.2%	81.1%
Metro Philadelphia, PA	81.7%	82.9%	81.7%	82.9%
Oahu, HI	92.9%	94.1%	92.9%	94.1%
Metro Denver, CO	77.4%	87.3%	77.4%	87.3%
Metro Washington, DC	77.0%	85.0%	80.5%	84.2%
Other markets	79.7%	79.6%	78.8%	78.7%
Total	83.3%	84.1%	83.1%	83.7%
Rental Income [5]:				
Metro Chicago, IL	$ 15,052	$ 14,584	$ 19,949	$ 22,056
Metro Philadelphia, PA	30,207	30,741	91,104	90,230
Oahu, HI	18,318	18,238	56,512	54,951
Metro Denver, CO	9,997	11,327	31,199	33,668
Metro Washington, DC	9,139	11,740	28,671	30,279
Other markets	139,839	142,547	383,693	386,559
Total	$ 222,552	$ 229,177	$ 611,128	$ 617,743
Property Net Operating Income (NOI) [6]:				
Metro Chicago, IL	$ 8,039	$ 7,332	$ 10,787	$ 13,104
Metro Philadelphia, PA	14,945	15,103	46,953	44,303
Oahu, HI	14,294	13,636	43,979	40,882
Metro Denver, CO	6,258	7,413	21,044	22,765
Metro Washington, DC	5,657	7,993	18,940	20,345
Other markets	76,583	76,896	210,763	210,395
Total	$ 125,776	$ 128,373	$ 352,466	$ 351,794
NOI % Change:				
Metro Chicago, IL	9.6%		-17.7%	
Metro Philadelphia, PA	-1.0%		6.0%	
Oahu, HI	4.8%		7.6%	
Metro Denver, CO	-15.6%		-7.6%	
Metro Washington, DC	-29.2%		-6.9%	
Other markets	-0.4%		0.2%	
Total	-2.0%		0.2%	

[1] Based on properties owned continuously since 7/1/2011.

[2] Based on properties owned continuously since 1/1/2011.

[3] 57 properties in Oahu, HI include 10 individual buildings and 218 leasable land parcels and easements, including some that are contiguous.

[4] Percent leased includes (i) space being fitted out for occupancy pursuant to existing leases and (ii) space which is leased but is not occupied or is being offered for sublease by tenants.

[5] Includes some triple net lease rental income.

[6] See Exhibit A for calculation of NOI and for a reconciliation of those amounts to net income determined in accordance with GAAP.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes properties located in Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

CONSOLIDATED LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	9/30/2012	6/30/2012	3/31/2012	12/31/2011	9/30/2011
Properties	526	519	518	516	516
Total sq. ft. [1]	76,832	74,753	74,125	72,283	72,287
Percentage leased	84.5%	84.5%	84.8%	84.6%	84.1%
Leasing Activity (Sq. Ft.):					
Renewals	942	1,020	904	974	1,484
New leases	385	549	1,021	1,267	429
Total	1,327	1,569	1,925	2,241	1,913
% Change in GAAP Rent [2]:					
Renewals	-5%	1%	-5%	-5%	-4%
New leases	5%	2%	-10%	5%	16%
Weighted average	-2%	2%	-8%	0%	1%
Leasing Cost and Concession Commitments [3]:					
Renewals	$ 8,601	$ 30,839	$ 11,517	$ 13,242	$ 21,034
New leases	8,375	20,255	25,814	41,488	11,467
Total	$ 16,976	$ 51,094	$ 37,331	$ 54,730	$ 32,501
Leasing Cost and Concession Commitments per Sq. Ft. [3]:					
Renewals	$ 9.13	$ 30.23	$ 12.74	$ 13.60	$ 14.17
New leases	$ 21.75	$ 36.89	$ 25.28	$ 32.75	$ 26.73
Total	$ 12.79	$ 32.56	$ 19.39	$ 24.42	$ 16.99
Weighted Average Lease Term by Sq. Ft. (years):					
Renewals	6.3	10.3	6.1	5.9	8.6
New leases	5.3	9.1	6.5	7.6	6.5
Total	6.0	10.0	6.3	6.9	8.1
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Renewals	$ 1.45	$ 2.94	$ 2.09	$ 2.30	$ 1.65
New leases	$ 4.10	$ 4.05	$ 3.89	$ 4.31	$ 4.11
Total	$ 2.13	$ 3.26	$ 3.08	$ 3.54	$ 2.10

[1] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.
[2] Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.
[3] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases executed during the periods indicated.


CWH

CONSOLIDATED OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE AND MAJOR MARKET

(sq. ft. in thousands)

Property Type/Market	Total Sq. Ft. As of 9/30/2012	Sq. Ft. Leases Executed During Three Months Ended 9/30/12		
		Renewals	New	Total
CBD Office	20,360	220	110	330
Suburban Office	22,683	337	192	529
Industrial & Other	33,789	385	83	468
Total	76,832	942	385	1,327
Metro Chicago, IL	4,868	29	3	32
Metro Philadelphia, PA	5,058	25	6	31
Oahu, HI	17,844	113	21	134
Metro Denver, CO	2,154	50	35	85
Metro Washington, DC	1,638	6	6	12
Other markets	45,270	719	314	1,033
Total	76,832	942	385	1,327

Property Type/Market	Sq. Ft. Leased						
	As of 6/30/2012	6/30/2012 % Leased [1]	Expired	Renewals and New	Acquisitions / (Sales)	As of 9/30/2012	9/30/2012 % Leased
CBD Office	17,488	88.0%	(410)	330	451	17,859	87.7%
Suburban Office	17,399	77.0%	(673)	529	303	17,558	77.4%
Industrial & Other	28,286	87.6%	(822)	468	1,542	29,474	87.2%
Total	63,173	84.5%	(1,905)	1,327	2,296	64,891	84.5%
Metro Chicago, IL	4,365	89.8%	(109)	32	-	4,288	88.1%
Metro Philadelphia, PA	4,144	81.9%	(41)	31	-	4,134	81.7%
Oahu, HI	16,855	94.3%	(418)	134	-	16,571	92.9%
Metro Denver, CO	1,689	78.4%	(75)	85	-	1,699	78.9%
Metro Washington, DC	1,352	82.0%	(103)	12	-	1,261	77.0%
Other markets	34,768	80.6%	(1,159)	1,033	2,296	36,938	81.6%
Total	63,173	84.5%	(1,905)	1,327	2,296	64,891	84.5%

[1] Excludes effects of space remeasurements during the period.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

CONSOLIDATED TENANTS REPRESENTING 1% OR MORE OF TOTAL CONSOLIDATED ANNUALIZED RENTAL INCOME [1]
As of September 30, 2012

(sq. ft. in thousands)

	Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [1]	Expiration
1.	Telstra Corporation Limited	311	0.5%	2.0%	2020
2.	Office Depot, Inc.	651	1.0%	1.7%	2016 and 2023
3.	Expedia, Inc.	365	0.6%	1.5%	2018
4.	U.S. Government [3]	598	0.9%	1.5%	2012 to 2032
5.	PNC Financial Services Group	591	0.9%	1.5%	2013 to 2021
6.	John Wiley & Sons, Inc.	342	0.5%	1.5%	2017
7.	Wells Fargo Bank	564	0.9%	1.4%	2012 to 2022
8.	GlaxoSmithKline plc	608	0.9%	1.3%	2013
9.	United Healthcare Services Inc.	556	0.9%	1.3%	2012 to 2023
10.	The Bank of New York Mellon Corp.	393	0.6%	1.1%	2015 to 2021
11.	Royal Dutch Shell plc	631	1.0%	1.0%	2016
	Total	5,610	8.7%	15.8%	

(1) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

(2) Sq. ft. is pursuant to existing leases as of 9/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(3) Including CWH's 21.1% pro rata ownership of GOV as of September 30, 2012, the U.S. Government represents 2,001 sq. ft., or 3.0% of total sq. ft. and 4.6% of total rental income.


CWH

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

	Total as of 9/30/2012	2012	2013	2014	2015 and Thereafter
CBD Office:					
Total sq. ft.	20,360				
Leased sq. ft. [1]	17,859	477	1,689	1,063	14,630
Percent	100.0%	2.7%	9.5%	6.0%	81.8%
Annualized rental income [2]	$ 466,382	$ 12,733	$ 39,419	$ 26,491	$ 387,739
Percent	100.0%	2.7%	8.5%	5.7%	83.1%
Suburban Office:					
Total sq. ft.	22,683				
Leased sq. ft. [1]	17,558	668	2,247	1,695	12,948
Percent	100.0%	3.8%	12.8%	9.7%	73.7%
Annualized rental income [2]	$ 355,558	$ 13,031	$ 42,712	$ 31,219	$ 268,596
Percent	100.0%	3.7%	12.0%	8.8%	75.5%
Industrial & Other:					
Total sq. ft.	33,789				
Leased sq. ft. [1]	29,474	796	1,721	2,117	24,840
Percent	100.0%	2.7%	5.8%	7.2%	84.3%
Annualized rental income [2]	$ 172,654	$ 4,645	$ 9,992	$ 13,912	$ 144,105
Percent	100.0%	2.7%	5.8%	8.1%	83.4%
Total:					
Total sq. ft.	76,832				
Leased sq. ft. [1]	64,891	1,941	5,657	4,875	52,418
Percent	100.0%	3.0%	8.7%	7.5%	80.8%
Annualized rental income [2]	$ 994,594	$ 30,409	$ 92,123	$ 71,622	$ 800,440
Percent	100.0%	3.1%	9.3%	7.2%	80.4%

[1] Sq. ft. is pursuant to existing leases as of 9/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.


CWH

CONSOLIDATED THREE YEAR LEASE EXPIRATION SCHEDULE BY MAJOR MARKET

(dollars and sq. ft. in thousands)

	Total as of 9/30/2012	2012	2013	2014	2015 and Thereafter
Metro Chicago, IL:					
Total sq. ft.	4,868				
Leased sq. ft. (1)	4,288	275	172	131	3,710
Percent	100.0%	6.4%	4.0%	3.1%	86.5%
Annualized rental income (2)	$ 122,504	$ 8,102	$ 5,037	$ 2,920	$ 106,445
Percent	100.0%	6.6%	4.1%	2.4%	86.9%
Metro Philadelphia, PA:					
Total sq. ft.	5,058				
Leased sq. ft. (1)	4,134	43	739	211	3,141
Percent	100.0%	1.0%	17.9%	5.1%	76.0%
Annualized rental income (2)	$ 110,287	$ 351	$ 16,298	$ 4,408	$ 89,230
Percent	100.0%	0.3%	14.8%	4.0%	80.9%
Oahu, HI:					
Total sq. ft.	17,844				
Leased sq. ft. (1)	16,571	636	267	152	15,516
Percent	100.0%	3.8%	1.6%	0.9%	93.7%
Annualized rental income (2)	$ 74,397	$ 2,881	$ 1,589	$ 762	$ 69,165
Percent	100.0%	3.9%	2.1%	1.0%	93.0%
Metro Denver, CO:					
Total sq. ft.	2,154				
Leased sq. ft. (1)	1,699	58	158	92	1,391
Percent	100.0%	3.4%	9.3%	5.4%	81.9%
Annualized rental income (2)	$ 39,793	$ 1,816	$ 4,250	$ 2,887	$ 30,840
Percent	100.0%	4.6%	10.7%	7.3%	77.4%
Metro Washington, DC:					
Total sq. ft.	1,638				
Leased sq. ft. (1)	1,261	75	171	92	923
Percent	100.0%	5.9%	13.6%	7.3%	73.2%
Annualized rental income (2)	$ 34,280	$ 2,817	$ 4,987	$ 2,489	$ 23,987
Percent	100.0%	8.2%	14.5%	7.3%	70.0%
Other markets:					
Total sq. ft.	45,270				
Leased sq. ft. (1)	36,938	854	4,150	4,197	27,737
Percent	100.0%	2.3%	11.2%	11.4%	75.1%
Annualized rental income (2)	$ 613,333	$ 14,442	$ 59,962	$ 58,156	$ 480,773
Percent	100.0%	2.4%	9.8%	9.5%	78.3%
Total:					
Total sq. ft.	76,832				
Leased sq. ft. (1)	64,891	1,941	5,657	4,875	52,418
Percent	100.0%	3.0%	8.7%	7.5%	80.8%
Annualized rental income (2)	$ 994,594	$ 30,409	$ 92,123	$ 71,622	$ 800,440
Percent	100.0%	3.1%	9.3%	7.2%	80.4%

(1) Sq. ft. is pursuant to existing leases as of 9/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

(2) Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.

We define our major markets as markets which currently, or during either of the last two quarters, constitute 5% or more of our leasable square feet, annualized rental income or NOI. Our major markets are based on geographic market areas as defined by CoStar, except for our Metro Philadelphia, PA market, which excludes Central Pennsylvania and Wilmington, DE. Our Oahu, HI market includes all properties located on the island of Oahu.


CWH

CONSOLIDATED PORTFOLIO LEASE EXPIRATION SCHEDULE

As of September 30, 2012

(dollars and sq. ft. in thousands)

Year	Number of Tenants Expiring	Sq. Ft. Expiring [1]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [2]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2012	285	1,941	3.0%	3.0%	$ 30,409	3.1%	3.1%
2013	438	5,657	8.7%	11.7%	92,123	9.3%	12.4%
2014	345	4,875	7.5%	19.2%	71,622	7.2%	19.6%
2015	370	5,040	7.8%	27.0%	100,636	10.1%	29.7%
2016	310	7,068	10.9%	37.9%	110,377	11.1%	40.8%
2017	276	4,562	7.0%	44.9%	100,346	10.1%	50.9%
2018	107	4,321	6.7%	51.6%	81,180	8.2%	59.1%
2019	83	4,320	6.7%	58.3%	54,538	5.4%	64.5%
2020	65	3,163	4.9%	63.2%	77,468	7.8%	72.3%
2021	52	2,381	3.7%	66.9%	41,369	4.2%	76.5%
Thereafter	229	21,563	33.1%	100.0%	234,526	23.5%	100.0%
Total	2,560	64,891	100.0%		$ 994,594	100.0%	
Weighted average remaining lease term (in years)		8.0			6.5		

[1] Sq. ft. is pursuant to existing leases as of 9/30/2012, and includes (i) space being fitted out for occupancy and (ii) space which is leased but is not occupied or is being offered for sublease.

[2] Annualized rental income is annualized contractual rents from our tenants pursuant to existing leases as of 9/30/2012, plus straight-line rent adjustments and estimated recurring expense reimbursements; includes some triple net lease rents and excludes lease value amortization.


UnitedHealthcare

EXHIBITS

City Place Tower, Hartford, CT.
Square Feet: 868,395.


CWH

EXHIBIT A

CALCULATION OF CONSOLIDATED PROPERTY NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Calculation of NOI [1]:				
Rental income	$ 261,661	$ 241,785	$ 768,281	$ 670,396
Operating expenses	(112,577)	(104,683)	(324,760)	(285,703)
Property net operating income (NOI)	$ 149,084	$ 137,102	$ 443,521	$ 384,693
Reconciliation of NOI to Net Income:				
Property NOI	$ 149,084	$ 137,102	$ 443,521	$ 384,693
Depreciation and amortization	(63,437)	(56,389)	(188,340)	(159,072)
General and administrative	(14,592)	(11,692)	(40,266)	(34,275)
Loss on asset impairment	-	(9,247)	-	(9,247)
Acquisition related costs	(1,066)	(4,805)	(5,002)	(9,722)
Operating income	69,989	54,969	209,913	172,377
Interest and other income	399	320	1,100	1,395
Interest expense	(51,138)	(49,423)	(150,481)	(145,037)
(Loss) gain on early extinguishment of debt	(220)	310	(1,895)	310
Equity in earnings of investees	2,868	2,768	8,655	8,390
Gain on issuance of shares by an equity investee	-	11,177	-	11,177
Income from continuing operations before income tax expense	21,898	20,121	67,292	48,612
Income tax expense	(1,322)	(307)	(1,906)	(743)
Income from continuing operations	20,576	19,814	65,386	47,869
Discontinued operations:				
Income from discontinued operations	-	1,720	-	5,669
Net gain on sale of properties from discontinued operations	-	7,001	-	41,573
Income before gain on sale of properties	20,576	28,535	65,386	95,111
Gain on sale of properties	1,689	-	2,039	-
Net income	$ 22,265	$ 28,535	$ 67,425	$ 95,111



[1] Excludes properties classified in discontinued operations.

We calculate NOI as shown above. We define NOI as rental income from real estate including lease termination fees received from tenants less our property operating expenses, including property marketing costs. NOI excludes capitalized tenant improvement costs and leasing commissions. We consider NOI to be an appropriate supplemental measure to net income because it may help both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual, regional and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes certain components from net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP, and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI differently than we do.


CWH

EXHIBIT B

CALCULATION OF CONSOLIDATED EBITDA AND ADJUSTED EBITDA

(amounts in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Net income attributable to CommonWealth REIT	$ 17,618	$ 28,535	$ 57,363	$ 95,111
Plus: interest expense from continuing operations	51,138	49,423	150,481	145,037
Plus: income tax expense	1,322	307	1,906	743
Plus: depreciation and amortization from continuing operations	63,437	56,389	188,340	159,072
Plus: depreciation and amortization from discontinued operations	-	1,336	-	4,467
Plus: net income attributable to noncontrolling interest	4,647	-	10,062	-
Less: EBITDA attributable to noncontrolling interest	(6,525)	-	(13,579)	-
EBITDA attributable to CommonWealth REIT	131,637	135,990	394,573	404,430
Plus: loss on asset impairment from continuing operations	-	9,247	-	9,247
Plus: acquisition related costs from continuing operations	1,066	4,805	5,002	9,722
Plus: acquisition related costs from discontinued operations	-	5	-	148
Plus: loss (gain) on early extinguishment of debt from continuing operations	220	(310)	1,895	(310)
Plus: adjusted EBITDA from investees	6,597	5,846	18,991	17,282
Plus: EBITDA attributable to noncontrolling interest	6,525	-	13,579	-
Less: adjusted EBITDA attributable to noncontrolling interest	(6,698)	-	(13,951)	-
Less: gain on sale of properties	(1,689)	-	(2,039)	-
Less: net gain on sale of properties from discontinued operations	-	(7,001)	-	(41,573)
Less: equity in earnings of investees	(2,868)	(2,768)	(8,655)	(8,390)
Less: gain on issuance of shares by an equity investee	-	(11,177)	-	(11,177)
Adjusted EBITDA attributable to CommonWealth REIT	$ 134,790	$ 134,637	$ 409,395	$ 379,379

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe EBITDA and Adjusted EBITDA may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



EXHIBIT C

CALCULATION OF CONSOLIDATED FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Calculation of FFO:				
Net income attributable to CommonWealth REIT	$ 17,618	$ 28,535	$ 57,363	$ 95,111
Plus: depreciation and amortization from continuing operations	63,437	56,389	188,340	159,072
Plus: depreciation and amortization from discontinued operations	-	1,336	-	4,467
Plus: loss on asset impairment from continuing operations	-	9,247	-	9,247
Plus: FFO from investees	5,472	4,918	16,070	14,476
Plus: net income attributable to noncontrolling interest	4,647	-	10,062	-
Less: FFO attributable to noncontrolling interest	(5,796)	-	(12,270)	-
Less: gain on sale of properties	(1,689)	-	(2,039)	-
Less: net gain on sale of properties from discontinued operations	-	(7,001)	-	(41,573)
Less: equity in earnings of investees	(2,868)	(2,768)	(8,655)	(8,390)
FFO attributable to CommonWealth REIT	80,821	90,656	248,871	232,410
Less: preferred distributions	(12,755)	(13,823)	(40,401)	(33,162)
FFO available for CommonWealth REIT common shareholders	$ 68,066	$ 76,833	$ 208,470	$ 199,248
Calculation of Normalized FFO:				
FFO attributable to CommonWealth REIT	$ 80,821	$ 90,656	$ 248,871	$ 232,410
Plus: acquisition related costs from continuing operations	1,066	4,805	5,002	9,722
Plus: acquisition related costs from discontinued operations	-	5	-	148
Plus: normalized FFO from investees	5,633	5,142	16,293	15,175
Plus: loss (gain) on early extinguishment of debt from continuing operations	220	(310)	1,895	(310)
Less: early extinguishment of debt settled in cash	-	(232)	-	(232)
Plus: average minimum rent from direct financing lease	329	329	987	768
Plus: FFO attributable to noncontrolling interest	5,796	-	12,270	-
Less: normalized FFO attributable to noncontrolling interest	(5,968)	-	(12,641)	-
Less: FFO from investees	(5,472)	(4,918)	(16,070)	(14,476)
Less: interest earned from direct financing lease	(353)	(432)	(1,119)	(1,036)
Less: gain on issuance of shares by an equity investee	-	(11,177)	-	(11,177)
Normalized FFO attributable to CommonWealth REIT	82,072	83,868	255,488	230,992
Less: preferred distributions	(12,755)	(13,823)	(40,401)	(33,162)
Normalized FFO available for CommonWealth REIT common shareholders	$ 69,317	$ 70,045	$ 215,087	$ 197,830
Weighted average common shares outstanding -- basic	83,745	81,536	83,731	75,307
Weighted average common shares outstanding -- diluted [(1)]	91,043	88,834	91,029	82,605
FFO available for CommonWealth REIT common shareholders per share -- basic	$ 0.81	$ 0.94	$ 2.49	$ 2.65
FFO available for CommonWealth REIT common shareholders per share -- diluted [(1)]	$ 0.81	$ 0.93	$ 2.49	$ 2.64
Normalized FFO available for CommonWealth REIT common shareholders per share -- basic	$ 0.83	$ 0.86	$ 2.57	$ 2.63
Normalized FFO available for CommonWealth REIT common shareholders per share -- diluted [(1)]	$ 0.83	$ 0.86	$ 2.57	$ 2.62

(1) At 9/30/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. See Exhibit E for calculations of diluted FFO available for common shareholders, diluted Normalized FFO available for common shareholders and weighted average common shares outstanding.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, loss on asset impairment, net income attributable to noncontrolling interest and FFO from equity investees, less gain or loss on sale of properties, earnings from equity investees and FFO attributable to noncontrolling interest. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs, gains from issuance of shares by equity investees, gain and loss on early extinguishment of debt unless settled in cash, the difference between average minimum rent and interest earned from our direct financing lease and the difference between FFO and Normalized FFO from equity investees and noncontrolling interest. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facilities, term loan agreements and public debt covenants, the availability of debt and equity capital to us, our cash available for distribution, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are FFO and Normalized FFO necessarily indicative of sufficient cash flow to fund all of our needs. We believe FFO and Normalized FFO may facilitate an understanding of our consolidated historical operating results. These measures should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.


CWH

CALCULATION OF CONSOLIDATED CASH AVAILABLE FOR DISTRIBUTION (CAD)

(amounts in thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Normalized FFO available for CommonWealth REIT common shareholders [(1)]	$ 69,317	$ 70,045	$ 215,087	$ 197,830
Plus: lease value amortization from continuing operations	2,449	2,406	7,463	5,383
Plus: lease value amortization from discontinued operations	-	71	-	241
Plus: amortization of prepaid interest and debt discounts from continuing operations	1,001	1,515	2,752	5,467
Plus: distributions from investees	4,179	4,179	12,537	12,438
Plus: non-cash general and administrative expenses paid in common shares [(2)]	591	256	1,144	888
Plus: minimum cash rent from direct financing lease	2,024	2,025	6,073	4,679
Plus: normalized FFO attributable to noncontrolling interest	5,968	-	12,641	-
Less: CAD attributable to noncontrolling interest	(5,714)	-	(11,849)	-
Less: average minimum rent from direct financing lease	(329)	(329)	(987)	(768)
Less: straight-line rent from continuing operations	(10,675)	(7,744)	(28,666)	(23,160)
Less: straight-line rent from discontinued operations	-	(62)	-	(663)
Less: recurring capital expenditures	(29,726)	(25,529)	(84,067)	(65,761)
Less: normalized FFO from investees	(5,633)	(5,142)	(16,293)	(15,175)
CAD	$ 33,452	$ 41,691	$ 115,835	$ 121,399
Weighted average common shares outstanding -- basic	83,745	81,536	83,731	75,307
CAD	$ 0.40	$ 0.51	$ 1.38	$ 1.61



(1) See Exhibit C for calculation of Normalized FFO and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.

(2) Represents the amortized value of shares issued during the year to Trustees, to officers of CWH and SIR, and to RMR employees, under CWH's and SIR's equity compensation plans.

We calculate CAD as shown above. We consider CAD to be an appropriate measure of our performance, along with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating, investing and financing activities. We believe CAD provides useful information to investors because CAD can facilitate a comparison of cash based operating performance between periods. CAD does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP, or as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe CAD may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income, net income attributable to CommonWealth REIT, net income available for CommonWealth REIT common shareholders, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate CAD differently than we do.


CWH

CALCULATION OF DILUTED NET INCOME, FFO AND NORMALIZED FFO AND WEIGHTED AVERAGE COMMON SHARES OUTSTANDING

EXHIBIT E

(amounts in thousands)

	For the Three Months Ended		For the Nine Months Ended	
	9/30/2012	9/30/2011	9/30/2012	9/30/2011
Net (loss) income available for CommonWealth REIT common shareholders	$ (122)	$ 14,712	$ 11,977	$ 61,949
Add -- Series D convertible preferred distributions [1]	6,167	6,167	18,501	18,501
Net income available for CommonWealth REIT common shareholders -- diluted	$ 6,045	$ 20,879	$ 30,478	$ 80,450
FFO available for CommonWealth REIT common shareholders [2]	$ 68,066	$ 76,833	$ 208,470	$ 199,248
Add -- Series D convertible preferred distributions [1]	6,167	6,167	18,501	18,501
FFO available for CommonWealth REIT common shareholders -- diluted	$ 74,233	$ 83,000	$ 226,971	$ 217,749
Normalized FFO available for CommonWealth REIT common shareholders [2]	$ 69,317	$ 70,045	$ 215,087	$ 197,830
Add -- Series D convertible preferred distributions [1]	6,167	6,167	18,501	18,501
Normalized FFO available for CommonWealth REIT common shareholders -- diluted	$ 75,484	$ 76,212	$ 233,588	$ 216,331
Weighted average common shares outstanding -- basic	83,745	81,536	83,731	75,307
Effect of dilutive Series D preferred shares [1]	7,298	7,298	7,298	7,298
Weighted average common shares outstanding -- diluted	91,043	88,834	91,029	82,605

(1) As of 9/30/2012, we had 15,180 series D preferred shares outstanding that were convertible into 7,298 common shares. The effect of a conversion of our convertible preferred shares on income from continuing operations attributable to CommonWealth REIT common shareholders per share is anti-dilutive to income, but dilutive to FFO and Normalized FFO for most periods presented.

(2) See Exhibit C for calculation of FFO available for CommonWealth REIT common shareholders and Normalized FFO available for CommonWealth REIT common shareholders and for a reconciliation of those amounts to net income attributable to CommonWealth REIT determined in accordance with GAAP.